CLIMATE CHANGE CRISIS REAL IMPACT I ACQUISITION CORPORATION

300 Carnegie Center, Suite 150

Princeton, New Jersey 08540

May 25, 2021

Ms. Angela Lumley

Mr. Rufus Decker

Ms. Taylor Beech

Ms. Erin Jaskot

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Climate Change Crisis Real Impact I Acquisition Corporation Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A Filed May 21, 2021 File No. 001-39572

Ladies and Gentlemen:

Thank you for your letter dated May 25, 2021, addressed to the undersigned, David W. Crane, Chief Executive Officer of Climate Change Crisis Real Impact I Acquisition Corporation (the “Company” or “CRIS”), setting forth a comment of the staff of the Division of Corporation Finance (the “Staff”) on the Company’s Amendment No. 4 to the Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 21, 2021 (the “Fourth Amended Proxy Statement”).

We appreciate the effort that went into the Staff’s comment. We have considered the Staff’s comment on the Fourth Amended Proxy Statement carefully and our response to the Staff’s comment is set forth below. To facilitate the Staff’s review, we have keyed our response to the heading[1] and numbered comment used in the Staff’s comment letter, which we have reproduced in bold face text. Our response follows the comment. Where our response is contained in the fifth amended Proxy Statement (“Fifth Amended Proxy Statement”) which is filed with this letter, we have so indicated and, where appropriate, provided a section reference.

Non-GAAP Financial Measures, page 194

1.	Adjusted EBITDA Plus Change in OEM Deferred Revenue includes an adjustment for deferred revenue under the GM and Nissan agreements. Please tell us how you determined that this adjustment does not result in a non-GAAP measure that is based on individually-tailored accounting principles. Refer to Question 100.04 of the Division’s Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has removed all references to Adjusted EBITDA Plus Change in OEM Deferred Revenue from the Fifth Amended Proxy Statement. See “EVgo Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” on pages 194 – 195.

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[1]	The page number mentioned in the heading refers to the page number of the Fourth Amended Proxy Statement and the page number mentioned in the response refers to the page number of the Fifth Amended Proxy Statement.

If the Staff has comments or questions regarding our response set forth above or the Fifth Amended Proxy Statement, we would appreciate an opportunity to discuss those matters in a conference call with the Staff, and we are available to discuss with you at your earliest convenience. Also, please do not hesitate to contact the undersigned at (212) 847-0360 or our counsel, Edward S. Best of Mayer Brown LLP, at (312) 701-7100, if you have any other comments or questions.

As we have communicated orally, the parties would very much like to be in a position to distribute the definitive proxy statement as soon as possible to be in a position to complete the transaction prior to the end of the second quarter and would therefore appreciate the Staff’s expedited review of the few changes to the Fifth Amended Proxy Statement. If there is anything we can do to assist the Staff in expediting the process, please let us know.

Very truly yours,

/s/ David W. Crane
David W. Crane
Chief Executive Officer

cc:	Edward S. Best
John R. Ablan
Mayer Brown LLP